Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON

MAY 10, 2013

APRIL 5, 2013

HUDBAY MINERALS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Garden Two, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9 on Friday, May 10, 2013 at 10:00 a.m. (Eastern Time), for the following purposes:

1.                                      to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the auditor’s report thereon;

2.                                      to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular) to amend Hudbay’s Long Term Equity Plan to, among other things, increase the aggregate maximum number of common shares issuable thereunder;

3.                                      to elect the directors of Hudbay;

4.                                      to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

5.                                      to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on April 2, 2013 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof.  Shareholders who acquire common shares after April 2, 2013 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, Equity Financial Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 5th day of April, 2013.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis
Chairman

TABLE OF CONTENTS

GENERAL PROXY INFORMATION	1

VOTING INFORMATION	1
Voting Matters	1
Who Can Vote	1
Voting Your Common Shares	2
Voting Your Common Shares by Proxy	2
Deadline for Proxies	2
Additional Matters Presented at the Meeting	4
Voting Shares and Principal Holders	4

NOTICE TO UNITED STATES SHAREHOLDERS	4

MATTERS TO BE ACTED UPON AT THE MEETING	4
1. Financial Statements	4
2. Approval of the Amended and Restated Long Term Equity Plan	5
3. Election of Directors	7

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	14
General	14
Board of Directors	14
Committees of the Board	18
Code of Business Conduct and Ethics	20
Communicating to Shareholders	20
The New York Stock Exchange Corporate Governance Listing Standards	21

STATEMENT OF EXECUTIVE COMPENSATION	21
Summary	21
Compensation Discussion and Analysis	22

EQUITY COMPENSATION PLAN INFORMATION	43

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	43

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	43

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	43

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION	44

WHERE YOU CAN FIND ADDITIONAL INFORMATION	44

SCHEDULE “A” AMENDED AND RESTATED LONG TERM EQUITY PLAN	46

SCHEDULE “B” LTEP RESOLUTION	54

SCHEDULE “C” CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE	55

i

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual and special meeting of shareholders (the “Meeting”) to be held on Friday, May 10, 2013 at 10:00 a.m. (Eastern Time) at St. Andrew’s Club & Conference Centre, Garden Two, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, refer to HudBay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at April 5th, 2013 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•                  If you are a registered holder of our common shares, a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.

•                  If you are a non-registered holder and your common shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These security holder materials are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your common shares at the Meeting.  See “Voting Information — Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence.  The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders will be asked to approve the:

•                  ordinary resolution (the full text of which is set out under the heading “Matters to be Acted Upon at the Meeting — Amendment to LTEP”) to amend our Long Term Equity Plan (“LTEP”) to, among other things, increase the aggregate maximum number of common shares issuable thereunder;

•                  election of directors; and

•                  appointment of our auditor for 2013 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is April 2, 2013.  Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of our common shares. A holder of common shares whose name appears on such list is entitled to vote the shares on such list at the

Meeting. Each common share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your common shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder, which is sometimes referred to as a beneficial owner. Your intermediary is entitled to vote the common shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your common shares or otherwise make arrangements so that you may vote your common shares directly.  An intermediary is not entitled to vote the common shares held by it without written instructions from the beneficial owner.  You may vote your common shares through your intermediary or in person by taking the appropriate steps, which will vary depending on whether you are an objecting beneficial owner (“OBO”) or a non-objecting beneficial owner (“NOBO”) of common shares. You are an OBO if you have declined to allow your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

OBOs

OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their common shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote common shares that they beneficially own.

Please note that if you are an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting common shares registered in the name of an intermediary unless you appoint yourself as a proxyholder.  In order to do this, you should follow the instructions on the voting instruction form and, in doing so, specify your own name as the person whom you are appointing as proxy for the purposes of voting your common shares.  You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the voting instruction form well in advance of the deadline for the receipt of proxies.

NOBOs

NOBOs will have received this Circular directly from our transfer agent together with a form of proxy for their use.  If you are a NOBO, you may attend the Meeting and vote in person, or give another person authority to represent you and vote your shares at the Meeting. To vote in person, insert your name in the space provided on the enclosed form of proxy and return the proxy as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Voting Your Common Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, or if you are a NOBO who wishes to vote in person at the Meeting, you may vote by using the enclosed form of proxy.  A proxy must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, Equity Financial Trust Company, prior to 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Registered shareholders and NOBOs may provide their voting instructions by any of the following means:

•                  by mail to Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 (a pre-paid, pre-addressed return envelope is enclosed);

•                  by hand or by courier to Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1;

•                  by fax to +1 416-595-9593; or

•                  by internet at www.voteproxyonline.com.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your common shares, or you can let your proxyholder decide for you.

All common shares represented by properly completed proxies received by Hudbay’s transfer agent, Equity Financial Trust Company, no later than 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your common shares on your form of proxy, your proxyholder must vote your common shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your common shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your common shares will be voted as follows:

•                  FOR the amendment of our LTEP to, among other things, increase the aggregate maximum number of common shares issuable thereunder;

•                  FOR the election of each of the eight nominees as directors; and

•                  FOR the appointment of Deloitte LLP as our auditor for 2013 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your common shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chairman and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

•                  You may send another form of proxy with a later date to our transfer agent, Equity Financial Trust Company, but it must reach the transfer agent no later than 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•                  You may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than 10:00 a.m. (Eastern Time) on May 8, 2013 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•                  You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or

•                  You may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Additional Matters Presented at the Meeting

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting, or at any postponement or adjournment thereof, in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the Hudbay representatives named as proxies will vote in their best judgment.  Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your common shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

Voting Shares and Principal Holders

Our common shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 31, 2013, 172,028,376 common shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators as at March 31, 2013, no person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act.  Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1.              Financial Statements

Our audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the auditor’s report thereon will be presented at the Meeting.

2.              Approval of the Amended and Restated Long Term Equity Plan

Shareholders are being asked to approve the amendment of the LTEP. The LTEP currently provides that the aggregate maximum number of common shares that may be issued from treasury upon the redemption of share units granted under the LTEP shall not exceed 1,000,000. The Board has considered our ability to continue to grant share unit awards under the LTEP and determined that the aggregate maximum number of common shares issuable under the LTEP should be increased to 3,000,000. The LTEP, which provides that share unit awards may be settled by the issuance of common shares or the payment of a cash equivalent, provides us with greater flexibility than our Share Unit Plan (which provides that share unit awards may be settled only in cash) to meet the covenant in the indenture governing our 9.50% senior unsecured notes (“Notes”) that restricts our ability to make certain cash payments, including on the vesting of cash-settled share units.

The LTEP was adopted by a shareholder resolution at our annual and special meeting held in 2008.  A copy of the proposed amended and restated LTEP is attached as Schedule “A” to this Circular.  The following is a summary of the proposed amendments and other key terms of the LTEP.  At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out in Schedule “B” to this Circular (the “LTEP Resolution”), adopting amendments set forth in the amended and restated LTEP, which amendments, among other things, increase the number of our common shares reserved for issuance under the LTEP and delegate additional authority to the Chief Executive Officer to issue share unit awards to certain employees under the LTEP.

The LTEP provides that share unit awards (“SUAs”) may be granted in a calendar year by the Board, or its delegate as set out in the LTEP, to our employees, officers and directors and those of our affiliates (the “Participants”) as compensation for services rendered to us or an affiliate. The number of share units (“SUs”) awarded will be credited to the Participant’s account effective on the grant date of the SUAs. SUs shall vest and common shares or a cash payment shall be issued or paid, as applicable, on an entitlement date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such SUA were performed.

There are currently 736,849 SUs outstanding under the LTEP and 3,684,465 options to acquire common shares outstanding under our Share Option Plan, representing, approximately 0.4% and 2.1%, respectively, of our issued and outstanding common shares as at the date of this Circular. In 2009, a new Board was elected and, upon assuming office, the new Compensation Committee undertook a review of our long-term incentive program, which resulted in the adoption of performance-conditioned share units, instead of share options, as our primary form of long-term incentive. Such share units may be granted under either the LTEP or our Share Unit Plan.

Proposed Amendments to the LTEP

Currently, the maximum number of our common shares reserved for issuance under the LTEP is 1,000,000, representing approximately 0.6% of the issued and outstanding common shares as at the date of this Circular.  On March 27, 2013, the Board approved, subject to shareholder approval, an increase to this maximum whereby the number of common shares reserved for issuance will be fixed at 3,000,000 common shares, representing approximately 1.7% of our issued and outstanding common shares as at the date of this Circular.

Additionally, the Board approved further amendments to provide the Chief Executive Officer with the authority to grant SUAs to Participants below the Vice President level, provided that (i) any such grants must be reported to the Compensation Committee of the Board at the next meeting of such committee; (ii) any such grants that are inconsistent with our compensation policies applicable to Participant’s below the Vice President level or our past compensation practices must be pre-approved by the Chair of the Compensation Committee; and (iii) that the authority delegated to the Chief Executive Officer may be withdrawn by the Compensation Committee or Board at any time.

The other amendments approved by the Board were of a housekeeping nature, some of which are discussed under the heading “Other Key Terms of the LTEP” below.

Other Key Terms of the LTEP

The maximum number of common shares issuable to insiders, at any time, pursuant to the LTEP and any other of our security based compensation arrangements is 10% of the total number of our common shares then outstanding. The maximum number of common shares issuable to insiders, within any one year period, pursuant to the LTEP and any other of our security based compensation arrangements is 10% of the total number of our common shares then outstanding. The maximum number of SUs that may be granted to any one non-employee director under the LTEP, together with any other equity compensation arrangements, within a one year period is limited to the number of SUs in such one year period having a fair market value at the applicable date of grant which is not greater than $100,000 in the aggregate. The maximum number of SUs that may be granted to non-employee directors under the LTEP, together with any other equity compensation arrangements, is 1% in number of our issued and outstanding common shares. Subject to the foregoing, the LTEP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTEP and any other share compensation arrangement.

Each SUA entitles the holder, subject to the terms of the LTEP, to receive a payment in fully-paid common shares or, at our option, cash equal to the number of SUs that are the subject of such SUA multiplied by the market price (as determined in accordance with the LTEP), on the date when the SUA is fully vested.  Each Participant will be granted additional SUs equal to the aggregate amount of any dividends that would have been paid to the Participant if the SUs had been common shares, divided by the market value of the common shares on the date on which dividends were paid by us.

In the event of a Participant’s resignation or termination with cause, such Participant’s SUs will terminate and be of no further force or effect at the date of termination, unless otherwise determined by the Board or provided for in the Participant’s grant letter.  In the event of termination without cause, all unvested SUs will vest on the date of termination and the common shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, to the Participant immediately.  In the event of death, all unvested SUs credited to the Participant will vest on the date of the Participant’s death and the common shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, to the Participant’s estate immediately. In the event of the total disability of a Participant, all unvested SUs credited to the Participant will vest within 60 days following the date in which the Participant is determined to be totally disabled and the common shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, to the Participant immediately.

In the event of a “change of control” (as defined in the LTEP) and the Participant ceases to be an Eligible Director (as defined in the LTEP) or an Eligible Employee (as defined in the LTEP) within 12 months of such change of control, all SUs outstanding will immediately vest and the common shares represented by the SUs held shall be issued, or cash will be paid, as determined by the Board, to the Participant immediately.

Except pursuant to a will or by the laws of descent and distribution, no SU and no other right or interest of a Participant is assignable or transferable.

Pursuant to the terms of the LTEP, the Board may discontinue the LTEP at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any SU granted under the LTEP.

The Board, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to the LTEP:

(a)                                 amendments of a housekeeping nature;

(b)                                 the addition or a change to the vesting provisions of the LTEP;

(c)                                  a change to the termination provisions of an SU or the LTEP;

(d)                                 amendments to reflect changes to applicable securities laws; and

(e)                                  amendments to ensure that SUs granted under the LTEP will comply with any provision respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom an SU has been granted may from time to time be resident or a citizen.

The Board requires regulatory and shareholder approval for all other amendments, including, but not limited to:

(a)                                 increasing the number of common shares reserved for issuance from treasury under the LTEP;

(b)                                 amending provisions granting additional powers to the Board to amend the LTEP without shareholder approval; and

(c)                                  changing the insider participation limits which result in the shareholder approval to be required on a disinterested basis.

The Board and management recommend the adoption of the LTEP Resolution. The TSX has conditionally approved the amendments to the LTEP, subject to shareholder approval. To be effective, the LTEP Resolution must be approved by not less than a majority of the votes cast by the holders of our common shares present in person, or represented by proxy, at the Meeting.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy, properly executed, FOR the LTEP Resolution.

3.              Election of Directors

Our articles provide that the Board may consist of a minimum of three and a maximum of ten directors. Our Board is currently composed of nine directors, one of whom, Roque Benavides, has advised our Corporate Governance and Nominating Committee that he has decided not to stand for re-election. The Board has determined to nominate each of the eight persons listed below for election as a director at the Meeting. All of the nominees are current members of our Board. The Board recommends that shareholders vote FOR the election of each of the eight nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “C”), we have adopted a majority voting policy governing the election of directors.  Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election will be expected to promptly tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board.  The Corporate Governance and Nominating Committee of the Board will then consider, and make a recommendation to the Board whether to accept, that offer to resign.  The Board will make and announce its decision with respect to the director’s offer to resign in a news release within 90 days following the meeting of shareholders.  The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation.  This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the eight incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on June 14, 2012 in Toronto, Ontario (the “2012 meeting”). We received proxies representing 99,865,995 common shares in connection with the 2012 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
David Garofalo	97.61%	96,482,278
Tom A. Goodman	96.41%	95,295,466
Alan R. Hibben	84.64%	83,660,171
W. Warren Holmes	83.71%	82,740,116
John L. Knowles	88.04%	87,016,136
Alan J. Lenczner	97.53%	96,402,072
Kenneth G. Stowe	97.78%	96,642,574
G. Wesley Voorheis	97.42%	96,289,203

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below.

David Garofalo	John L. Knowles
Tom A. Goodman	Alan J. Lenczner
Alan R. Hibben	Kenneth G. Stowe
W. Warren Holmes	G. Wesley Voorheis

Our management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

David Garofalo
Richmond Hill, Ontario, Canada

Age:  47

Independent:  No

Director Since:  2010

Common Shares Held(1):  102,961

Share Units Held:  353,855

Total Value of Common Shares and Share Units(2):  $4,463,092

	Committee Memberships:	N/A

	Principal Occupation:	President and Chief Executive Officer, HudBay Minerals Inc.

Biographical Information:

Mr. Garofalo has been Hudbay’s President and Chief Executive Officer since July 2010.  Previously, he served as Senior Vice President, Finance and Chief Financial Officer and a director with Agnico-Eagle Mines Limited, where he was employed from 1998 to 2010, and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant.  He is also a certified director of the Institute of Corporate Directors (ICD.D).

	Public Company Directorships (Past 5 years):	Colossus Minerals Inc. (2012 to present) Norsemont Mining Inc. (2011) Malbex Resources Inc. (2009 to 2013) Agnico-Eagle Mines Limited (2008 to 2010) Stornoway Diamond Corporation (2006 to 2010)

Tom A. Goodman Denare Beach, Saskatchewan, Canada Age: 59 Independent: No Director Since: 2012	Committee Memberships: Principal Occupation: Biographical Information:

Environmental, Health, Safety and Sustainability (“EHSS”)
Committee, Chair

Technical Committee

Corporate Director

Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including as Senior Vice President and Chief Operating Officer, until his retirement in June 2012.

Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. Mr. Goodman is the chairman of the Mining Association of Manitoba.

Common Shares Held(1): 15,000 Share Units Held: 56,287 Deferred Share Units Held: 3,299 Total Value of Common Shares, Share Units and DSUs(2): $728,705	Public Company Directorships (Past 5 years):	N/A

Alan R. Hibben Toronto, Ontario, Canada Age: 59 Independent: Yes Director Since: 2009 Common Shares Held(1): 15,000 Deferred Share Units Held: 52,377 Total Value of Common Shares and DSUs(2): $658,273	Committee Memberships:	Audit Committee, Interim Chair EHSS Committee Compensation Committee

	Principal Occupation:	Managing Director, RBC Capital Markets

Biographical Information:

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy & development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben has been a director of six public companies and six substantial private companies. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation.  He is a certified director of the Institute of Corporate Directors (ICD.D).

	Public Company Directorships (Past 5 years):	Discovery Air Inc. (2008 to present) Pinetree Capital Inc. (2008 to 2009)

W. Warren Holmes
Stratford, Ontario, Canada

Age:  70

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  Nil

Deferred Share Units Held:  114,014

Total Value of Common Shares and DSUs(2):  $1,113,917

	Committee Memberships:	Compensation Committee, Chair EHSS Committee Technical Committee

	Principal Occupation:	Corporate Director

Biographical Information:

Mr. Holmes was Hudbay’s Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010.  He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queen’s University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

Atlanta Gold Inc. (Executive Vice Chairman) (2008 to present)

Foraco International S.A. (Lead Director) (2007 to present)

Victory Nickel Inc. (2006 to 2011)

Campbell Resources Ltd. (2006 to 2009)

Nuinsco Resources Limited (2002 to 2012)

Wallbridge Mining Company Limited (2002 to present)

John L. Knowles
Winnipeg, Manitoba, Canada

Age:  58

Independent:  Yes

Director Since:  2009

Common Shares Held(1):  2,000

Deferred Share Units Held:  42,365

Total Value of Common Shares and DSUs(2):  $433,466

	Committee Memberships:	Audit Committee Corporate Governance and Nominating Committee

	Principal Occupation:	President and Chief Executive Officer, Wildcat Exploration Ltd.

Biographical Information:

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from 2005 to 2006.  He was Chief Financial Officer of HBMS from 1996 to 2005 and, following its acquisition by Hudbay, he was Vice President and Chief Financial Officer of Hudbay until 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies.  He is a director of public and private companies involved in international gold exploration, bio-pharmaceuticals and real estate development.  He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

	Public Company Directorships (Past 5 years):	Roxgold Inc. (2012 to present) Wildcat Exploration Ltd. (2007 to present) Tanzania Minerals Corp. (2011 to 2013) Augyva Mining Resources Inc. (2011 to 2013)

Alan J. Lenczner Toronto, Ontario, Canada Age: 70 Independent: Yes Director Since: 2009 Common Shares Held(1): 10,000	Committee Memberships:	Audit Committee Corporate Governance and Nominating Committee

	Principal Occupation:	Partner, Lenczner Slaght Royce Smith Griffin LLP

Biographical Information:

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is also a Commissioner of the Ontario Securities Commission.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969.  He was appointed Queen’s Counsel in 1982.

	Public Company Directorships (Past 5 years):	Leon’s Furniture Ltd. (1988 to present)

Deferred Share Units Held: 20,821 Total Value of Common Shares and DSUs(2): $301,121

Kenneth G. Stowe
Oakville, Ontario, Canada

Age:  61

Independent:  Yes

Director Since:  2010

Common Shares Held(1):  10,000

Deferred Share Units Held:  10,933

Total Value of Common Shares and DSUs(2):  $204,515

	Committee Memberships:	Technical Committee, Chair EHSS Committee Compensation Committee

	Principal Occupation:	Corporate Director

Biographical Information:

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

	Public Company Directorships (Past 5 years):	Alamos Gold Inc. (2011 to present) Fire River Gold Corp. (2012 to 2013) Klondex Mines Ltd. (2011 to 2012) Centenario Copper Corporation (2004 to 2009) Northgate Minerals Corporation (2001 to 2011)

G. Wesley Voorheis Toronto, Ontario, Canada	Committee Membership: Principal Occupation: Biographical Information:

Corporate Governance and Nominating Committee, Chair

Partner, Voorheis & Co. LLP

Mr. Voorheis is Chairman of Hudbay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders.

Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

Age: 59 Independent: Yes Director Since: 2009 Common Shares Held(1): 38,500 Deferred Share Units Held: 110,356 Total Value of Common Shares and DSUs(2): $1,454,323	Public Company Directorships (Past 5 years):

Rona Inc. (January 2013 to present)

Granite Real Estate Investment Trust (formerly MI Developments Inc.) (June 2011 to present)

easyhome Ltd. (2010 to 2011)

Coventree Inc. (2008 to 2012)

Sun Times Media Group, Inc. (2007 to 2008)

Hollinger Inc. (2006 to 2008)

(1)         The common shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee as at March 31, 2013.  The information about common shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees.  Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2)         Based on the $9.77 closing price of our common shares on the Toronto Stock Exchange on March 28, 2013.

Corporate Cease Trade Orders or Bankruptcies

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (the “CCAA”).  Mr. Holmes resigned from the board of directors of Campbell in November 2008.  On January 28, 2009, Campbell once again obtained creditor protection under the CCAA.  On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business.  As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a cease trade order relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas.  The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default, and related to conduct that occurred before Mr. Voorheis became a director.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. Mr. Voorheis agreed to join the Hollinger board at the request of a shareholder to deal with certain management misconduct. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger was the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis, and Mr. Voorheis became subject to certain such orders as a result of his appointment as Chief Executive Officer. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”), a subsidiary of Hollinger, from August 2007 to June 2008. Mr. Voorheis agreed to join the Sun Times board at the request of a Hollinger shareholder to deal with certain management misconduct. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

Mr. Voorheis was appointed as a director of Coventree Inc. (“Coventree”) in April 2008. On December 7, 2009, the OSC commenced proceedings against Coventree and certain of its officers in connection to events which occurred prior to Mr. Voorheis’ involvement with Coventree. The proceedings related to whether Coventree complied with its disclosure obligations in its prospectus relating to the initial public offering of its shares, and its timely disclosure obligations in 2007 prior to the market for certain asset-backed commercial paper freezing up on August 13, 2007 (collectively “Coventree Proceedings”). On November 8, 2011, the OSC issued orders in connection with the Coventree Proceedings which included (i) an order that Coventree pay an administrative penalty of $1,000,000; and (ii) an order that until its winding up is completed, trading in any securities by Coventree cease and that any Ontario securities law exemptions not apply to Coventree, provided that such order will not prevent the winding up of Coventree or trades in securities reasonably related to that winding up. Coventree appealed the OSC order at the Ontario Divisional Court in late 2012 but the Divisional Court dismissed the appeal.

On June 30, 2010, the shareholders of Coventree approved a special resolution authorizing the winding up of Coventree and the distribution of its remaining assets, if any, to shareholders pursuant to the plan of liquidation and distribution. On February 15, 2012, the liquidation plan commenced, a liquidator was appointed for the purposes of winding up Coventree’s affairs, Mr. Voorheis resigned as a director, and Mr. Voorheis became an inspector of the company’s liquidation on that date.

Appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP, Chartered Accountants (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005.  For the year ended December 31, 2012, Deloitte was paid $1,066,374 for audit services and $372,076 for audit-related services.  Deloitte was not paid any fees for tax-related services or other services in 2012. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee.  Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2012 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Our Board recommends that you vote FOR the appointment of Deloitte as our auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Our Board strives to oversee the management of our business and affairs with the highest standards of ethical conduct. It has implemented corporate governance policies and procedures designed to assist in fulfilling this oversight role and regularly monitors such policies and procedures to ensure they continue to guide the Board and management to act in our best interests and the best interests of our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “C” to this Circular and can be viewed at our website at www.hudbayminerals.com. The Board has approved the disclosure of our corporate governance practices described below.

Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of Hudbay, the Board assumes responsibility for, among other things:

•                       reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•                       reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•                       ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•                       ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•                       assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•                       ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•                       reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•                       their judgment, character, expertise, skills and knowledge that may be useful to the oversight of our business;

•                       their diversity of viewpoints, backgrounds, experiences and other demographics;

•                       their business and other relevant experience; and

•                       the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers.  In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than four other public companies.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that six of the eight directors nominated for election at the Meeting are independent (Alan R. Hibben, W. Warren Holmes, John L. Knowles, Alan J. Lenczner, Kenneth G. Stowe and G. Wesley Voorheis).

Mr. Garofalo is not considered independent because he is our President and Chief Executive Officer and Mr. Goodman is not considered independent because he retired as our Senior Vice President and Chief Operating Officer in June 2012. Under National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and the categorical standards for determining independence contained in our Corporate Governance Guidelines, Mr. Goodman will not qualify as an independent director until three years following his retirement.

The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Not Independent Status
David Garofalo		✓	President and Chief Executive Officer of Hudbay.
Tom A. Goodman		✓	Former Senior Vice President and Chief Operating Officer of Hudbay.
Alan R. Hibben	✓
W. Warren Holmes	✓
John L. Knowles	✓
Alan J. Lenczner	✓
Kenneth G. Stowe	✓
G. Wesley Voorheis	✓

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on another public company board), without the approval of our Corporate Governance and Nominating Committee. Currently, none of our directors sit together on the board of directors of any other public company.

For more information about the nominees for election at the Meeting, see above under the heading “Election of Directors — Nominees for Election as Directors”.

Board Process

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chairman include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board (the full position description of the Chairman, including a complete list of the Chairman’s responsibilities, which has been approved by the Board, is available on our website at www.hudbayminerals.com).  Other of those procedures include members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee.  In addition, non-management directors normally meet as a group in executive session (without Mr. Garofalo present) after Board meetings. The non-management directors met in executive session at eleven of the thirteen Board meetings held during 2012. The Board also takes steps to monitor transactions to ensure that directors do not have any material interest.

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbayminerals.com), which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board.  The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action.  The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes descriptions of our organizational structure, operations, governance and compensation plans, and copies of our most recent core public disclosure documents, and are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations, and industry trends and practices. In 2012, the Board received quarterly updates from management on operations, project development, financial performance, corporate development and environmental health, safety and sustainability. In 2012, the Board also received presentations from third party advisors on the outlook for the global commodities and financial markets. In addition, in 2012 the Board conducted a visit to our Lima office and a site visit to our Lalor and Reed projects in northern Manitoba.

The Board is required to meet at least four times a year, and more frequently as circumstances require. The table below describes Board and Committee attendance in 2012.

Board and Committee Meetings and Attendance

	Board of Directors(1)	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	EHSS Committee(3)	Technical Committee(5)	Totals
Directors	Meetings attended	Meetings attended(2) (4)	Meetings attended(2)	Meetings attended	Meetings attended(4)	Meetings attended	Meetings attended	Overall % Attendance
J. Bruce Barraclough	13 of 13	13 of 13	9 of 9	2 of 2	—	—	37	100%
David Garofalo	13 of 13	—	—	—	1 of 1	—	14	100%
Alan R. Hibben	12 of 13	—	9 of 9	—	4 of 4	—	25	96%
W. Warren Holmes	13 of 13	—	9 of 9	—	4 of 4	7 of 7	33	100%
John L. Knowles	13 of 13	13 of 13	—	—	—	4 of 4	30	100%
Alan J. Lenczner	13 of 13	13 of 13	—	2 of 2	—	—	28	100%
Kenneth G. Stowe	13 of 13	—	—	—	4 of 4	7 of 7	24	100%
G. Wesley Voorheis	13 of 13	—	—	2 of 2	—	—	15	100%
Tom A. Goodman	8 of 8	—	—	—	3 of 3	3 of 3	14	100%
Roque Benavides	7 of 8	—	—	—	—	3 of 3	10	91%

(1)           Messrs. Goodman and Benavides were appointed to the Board of Directors on June 14, 2012 and Mr. Barraclough ceased to be a director after he passed away in March 2013.

(2)           Includes two joint meetings of the Audit and Compensation Committees.

(3)           Mr. Goodman replaced Mr. Garofalo on the EHSS Committee on June 14, 2012.

(4)           Includes one joint meeting of the Audit and EHSS Committees.

(5)           Messrs. Goodman and Benavides replaced Mr. Knowles on the Technical Committee on June 14, 2012.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee, along with the members of management most involved with each such Committee, conduct a formal evaluation of the Committees with which they are involved. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes a self-evaluation and an anonymous peer evaluation. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee, who reports to the full Board.

Committees of the Board

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbayminerals.com. The Board has approved position descriptions for the Chairs of each of these Committees, which are available on our website at www.hudbayminerals.com.

Composition of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. All of our directors who are currently members of Committees of the Board, other than the EHSS and Technical Committees (of which Mr. Goodman is a member), are independent directors.

Audit Committee

Members: Alan R. Hibben (Interim Chair), John L. Knowles and Alan J. Lenczner.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, including its assessment of audit risk.  In addition, the Audit Committee is tasked with assessing, monitoring and overseeing management of the strategic, operational, reporting and compliance risks involved with our business and assists the Board (jointly with the Compensation Committee) in discharging its responsibilities related to pension and benefit plans.

In 2012, the Audit Committee oversaw a number of initiatives, including: the continued implementation of our Enterprise Resource Planning system; the development of our internal audit function; and the accounting treatment of our precious metals stream transaction with Silver Wheaton Corp. The Audit Committee also oversees our risk management program and receives reports from management twice yearly to review management’s assessment of our key risks and to discuss and review our strategies for addressing such risks. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations. The Audit Committee also receives regular reports from management on tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics and other matters.

The Canadian Securities Administrators, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), and the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 10A-3 (“Rule 10A 3”) promulgated under the U.S. Exchange Act, require that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” within the meaning of NI 52-110 and Rule 10A-3.

Mr. Hibben was previously a member of the Audit Committee. He resigned from the Audit Committee in March 2011 after assuming a position as Managing Director of RBC Capital Markets (“RBC”) because RBC was providing financial advisory services to us at the time and he no longer qualified as independent under NI 52-110. RBC is not presently providing advisory services to us and our Board has concluded that Mr. Hibben is independent within the meaning of NI 52-110 and Rule 10A-3.

The Board has determined that all members of the Audit Committee are “financially literate” as contemplated by the rules of the Canadian Securities Administrators and “audit committee financial experts” under the rules of the SEC.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Hudbay without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board.  No member of the Audit Committee serves on the audit committee of more than three other public companies.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2012 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: W. Warren Holmes (Chair), Alan R. Hibben and Kenneth G. Stowe.

The Compensation Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; officer appointments, performance evaluations and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; pension and benefit plans (jointly with the Audit Committee); and share ownership guidelines.

For a detailed discussion of the role and activities of the Compensation Committee see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: G. Wesley Voorheis (Chair), Alan J. Lenczner and John L. Knowles.

The Corporate Governance and Nominating Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance guidelines. In addition, it is responsible for administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay.

In 2012, the Board, on the recommendation of the Corporate Governance and Nominating Committee, nominated Messrs. Benavides and Goodman for election as new directors at our annual and special shareholders meeting.

In March 2013, Mr. Benavides advised the Corporate Governance and Nominating Committee that he had decided not to stand for re-election, as he did not think he would have sufficient time and attention to devote to his duties as a director in the coming year.

Also in March 2013, our former Chair of the Audit Committee, J. Bruce Barraclough, passed away. Following Mr. Barraclough’s passing, on the recommendation of the Corporate Governance and Nominating Committee, our Board appointed Alan R. Hibben as Interim Chair. The Corporate Governance and Nominating Committee has commenced a search to find a permanent Chair for our Audit Committee and has also commenced a search for another director following Mr. Benavides’ decision not to stand for re-election.

The Board believes that our corporate governance policies, procedures and practices are in compliance with applicable guidelines, rules and other legal requirements, and are appropriate for Hudbay.

EHSS Committee

Members: Tom A. Goodman (Chair), Alan R. Hibben, W. Warren Holmes and Kenneth G. Stowe

The purposes of the EHSS Committee are to assist the Board in discharging its responsibility relating to its oversight of our policies, programs and systems relating to environmental, health, safety and sustainability issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management which includes reports on: health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future; any non-compliances with applicable environmental regulations; and any internal and external environmental, health and safety audits conducted during the quarter. In addition, in 2012, the EHSS Committee’s activities included receiving reports from management on health and safety procedures and reporting at our Constancia project, reviewing our closure and reclamation planning, approving our corporate social responsibility report and receiving reports describing the management systems at our operations.

Technical Committee

Members: Kenneth G. Stowe (Chair), Roque Benavides, Tom A. Goodman and W. Warren Holmes.

The Technical Committee was established by the Board in 2010 to assist the Board in its oversight of technical and operational matters, including: receiving regular updates from management on key technical and operational issues and initiatives; assessing our systems and processes for reviewing technical risks and technical controls in place at our operations; and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2012, the Technical Committee received regular reports on the status of our Constancia, Lalor and Reed projects as well as our reserves and resources and our exploration and corporate development initiatives.

Code of Business Conduct and Ethics

Hudbay has adopted a Code of Business Conduct and Ethics which applies to all its directors, officers and employees, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and can be viewed on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head.  We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code of Business Conduct and Ethics in 2012.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, suppliers, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. Our Timely Disclosure, Confidentiality and Insider Trading Policy is available on our website at www.hudbayminerals.com.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, we hold regular conference calls after the release of quarterly and annual results and from time to time hold meetings or calls in association with the release of other material information. All such meetings and calls are open to be attended or heard by the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

Shareholders may communicate directly with non-management directors through the Chairman, by writing to:  Chairman of the Board, HudBay Minerals Inc., 25 York Street, Suite 800, Toronto, Ontario, Canada  M5J 2V5.

The New York Stock Exchange Corporate Governance Listing Standards

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules:  (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A-3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A-3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbayminerals.com.

STATEMENT OF EXECUTIVE COMPENSATION

Summary

Our Compensation Committee strives to enhance the association between our executive compensation and company performance and provide understandable and transparent compensation practices that are aligned with shareholder interests.

For 2012, our five most highly-paid executives, referred to as our NEOs, were the following:

•                  David Garofalo, President and Chief Executive Officer;

•                  David S. Bryson, Senior Vice President and Chief Financial Officer;

•                  Ken Gillis, Senior Vice President, Corporate Development;

•                  Alan T.C. Hair, Senior Vice President and Chief Operating Officer; and

•                  Brad Lantz, Vice President, Manitoba Business Unit.

Our executive compensation program includes the following elements:

•                  base salary;

•                  annual cash bonus;

•                  equity-based long-term incentives;

•                  retirement benefits;

•                  employee share purchase plan; and

•                  other benefits and perquisites that do not amount to a material portion of overall compensation.

Our executive compensation is tied to company performance by linking annual cash bonuses and equity-based long-term incentive awards to the achievement of performance objectives that relate directly to our strategic plan to deliver long-term value for the benefit of our shareholders. We believe that the best way to deliver such value to our shareholders is to grow Hudbay through exploration and development of properties we already control, such as our Lalor and Reed projects in northern Manitoba; the acquisition of exploration and development properties, such as our Constancia project in Peru; and optimizing the value of our producing assets through efficient and safe operations. In 2012, the Compensation Committee evaluated our company’s performance based on the following corporate objectives: (i) Operational Excellence, (ii) Financial Excellence, (iii) Growth and (iv) Leadership.

Based on these objectives, the Compensation Committee rated our 2012 corporate performance 107 out of 100. As described in further detail under the heading “Elements of Executive Compensation — Annual Cash Bonus” below, the Compensation Committee determined our corporate performance rating in the context of the following results, among others:

•                  Operational Excellence — we met our production guidance, had strong safety performance and entered into life of mine agreements with the local communities near our Constancia project in Peru;

•                  Financial Excellence — our normalized net earnings were above budget, we arranged US$1.25 billion in financing for our construction projects and our share price outperformed our peer group;

•                  Growth — we grew the reserves at our Constancia project and advanced the development of our Constancia, Lalor and Reed projects; and

•                  Leadership — we advanced our bilingual culture, completed a comprehensive talent review across the organization and commenced long-term planning initiatives.

In 2012, approximately 67% of Mr. Garofalo’s and 63% of our other NEOs’ respective total direct compensation (which includes base salary, annual cash bonus and long-term equity-based compensation) was linked to these objectives.

In 2013, our corporate objectives are continuing to focus on operational excellence, financial and share price performance and growth. The Compensation Committee expects to place an increased emphasis on meeting our growth objectives in 2013 given the importance of successfully completing the construction of our Lalor and Constancia mines. Our executives’ compensation in 2013 will directly reflect our success in achieving these objectives.

The Chair of the Compensation Committee, W. Warren Holmes, will be available to answer questions at the Meeting. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that such information be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers, and incent them to achieve our strategic and operational objectives within a framework that is consistent with our best interests and governance best practices; and (ii) align the interests of executives with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This, along with equity ownership guidelines and an employee share purchase plan, helps to align the interests of management with the long-term interests of our shareholders.

The primary objectives of our executive compensation program are to:

•                  attract and retain talented, high-achieving executives who are dedicated to our success and the creation of long-term shareholder value;

•                  motivate our management team to (i) continually meet or exceed operating targets without sacrificing our commitment to our employees’ health and safety and the environment, and (ii) advance our strategic objectives through optimization of our current operations, exploration and development, and strategic acquisitions; and

•                  align the interests of management and shareholders by emphasizing “at-risk” performance-based compensation.

Compensation Committee Mandate

The members of our Compensation Committee are W. Warren Holmes (Chair), Alan R. Hibben and Kenneth G. Stowe. Each member is independent within the meaning of NI 58-101 and has compensation committee experience at other public companies, including, in the case of Messrs. Holmes and Hibben, acting as chair. In addition, each member brings helpful and diverse experience, which provides the Compensation Committee with the proper context to assess the suitability of our compensation policies and practices. Messrs. Holmes and Stowe were senior mining executives for many years and bring insight into compensation practices in the mining industry generally and Mr. Hibben has a finance background and is a certified director of the Institute of Corporate Directors.  Mr. Barraclough was a member of our Compensation Committee until he passed away in March 2013 and was involved in all the Compensation Committee’s activities discussed in this Circular.

The responsibilities of the Compensation Committee, as set forth in its Charter, include the following:

•                  reviewing with the CEO our long-term goals and objectives and their link to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and determining and recommending the CEO’s compensation  to the Board for approval;

•                  reviewing and making recommendations to the Board with respect to the compensation of the other members of senior management;

•                  reviewing and making recommendations to the Board with respect to the compensation of directors, the Chairman and those acting as committee chairs;

•                  fixing and determining awards to executives of equity-based compensation;

•                  periodically reviewing with the Board succession plans relating to the positions of CEO and other senior officers and making recommendations to the Board with respect to the selection of individuals to occupy these positions;

•                  acting jointly with the Audit Committee to discharge the Board’s oversight function in respect of the administration of our pension and other retirement plans; and

•                  regularly reviewing the efficacy of our incentive compensation programs and equity-based compensation programs for directors, officers and employees, including share ownership guidelines, and making recommendations to the Board in relation thereto.

A copy of the Compensation Committee’s Charter is available on our website at www.hudbayminerals.com.

To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from special legal and other advisers as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.  The Board, however, makes the ultimate decisions with respect to executive compensation after consideration of the Compensation Committee’s recommendations.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used by the Compensation Committee in its determinations and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, and recent compensation trends and regulatory initiatives.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other executives. Given the close working relationship of the CEO with other executives, the Compensation Committee believes the CEO’s assessment of the other executives’ performance and contribution is valuable. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Role of Compensation Consultant

The Compensation Committee has retained Hugessen Consulting Inc. (“Hugessen”) since 2009 to act as an independent compensation consultant and to provide data, analysis and advice in respect of various executive and director compensation issues and related governance matters, as requested by the Compensation Committee from time to time.

During 2012, Hugessen provided the following services to the Compensation Committee:

•                  Reviewed our compensation practices for our NEOs and our independent directors, conducted a detailed benchmarking of such compensation practices against that of a peer group (the “Comparator Group”) and provided recommendations with respect thereto (See the discussion below under the heading “2013 Compensation”);

•                  Provided analysis of our NEOs’ pay positioning;

•                  Provided a review of market practices in respect of incentive compensation programs;

•                  Provided an update on ongoing and emerging market trends in executive compensation, director compensation and corporate governance;

•                  Reviewed our pay-for-performance alignment, consistent with the disclosed methodology for Institutional Shareholder Services’ revised Canadian pay-for-performance assessment;

•                  Reviewed the draft Compensation Discussion and Analysis for our 2012 Management Information Circular; and

•                  Reviewed materials in advance of Compensation Committee meetings to identify compensation related issues and concerns and to provide feedback to the Committee with respect thereto.

The Compensation Committee reviewed and considered the information and advice provided by Hugessen, among other factors, when it made its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after consideration of the Compensation Committee’s recommendations.

Hugessen did not provide any services to management in 2012, and any services provided to management by Hugessen must be pre-approved by the Compensation Committee.

The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

2012		2011
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$108,438	Nil	$152,527	Nil

Compensation Committee Activities

The Compensation Committee met seven times in 2012 and has met once to date in 2013. We believe this reflects the significant efforts the Board and management have made to establish a compensation program consistent with our best interests. Among the activities undertaken by the Compensation Committee in respect of 2012 compensation are the following:

•                  confirmed compensation philosophy;

•                  updated comparator group;

•                  confirmed design of long-term incentive program;

•                  oversaw NEO and director compensation benchmarking;

•                  increased target long-term incentive plan (“LTIP”) percentages and decreased target annual cash bonus percentages for NEOs in an attempt to make their compensation more consistent with the market median;

•                  simplified 2012 corporate objectives used to determine annual cash bonuses and LTIP grants;

•                  set a travel allowance for directors travelling to/from South America;

•                  oversaw executive succession planning and 360 performance reviews of our executives; and

•                  approved the compensation awarded to our Vice Presidents.

The Compensation Committee also considered a succession plan for our CEO position in 2012 and reported its recommendations to the Board.

Benchmarking

As part of the Compensation Committee’s consideration of our executive and director compensation for 2012, the Compensation Committee engaged Hugessen to update the comparator group used in benchmarking our compensation against that of a group of peer companies. The comparator group includes mid-tier base metals producers as well as certain mid-tier gold companies. The Compensation Committee believes this is appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge and there are a limited number of mid-tier base metals producers to use as comparators. The comparator group that was compiled in late 2011 to assist with 2012 compensation determinations consisted of the following Canadian mining companies whose revenues or assets (or both) were between one-half to two times that of ours:

Centerra Gold Inc.	Eldorado Gold Corp.	IAMGOLD Corp.
Inmet Mining Corp.	Lundin Mining Corp.	NewGold Inc.
PanAmerican Silver Corp.	Quadra FNX Mining Ltd.	Thompson Creek Metals Inc.

The general conclusions that were reached as a result of the benchmarking study were that the base salaries paid to our NEOs were satisfactory and did not merit further increases (except in the instance of Mr. Hair, whose base salary was determined to be below the median of the comparator group). Further, the study concluded that annual cash bonus targets were slightly higher than the median of the comparator group and long-term incentive targets were significantly lower. In aggregate, the target total direct compensation for our NEOs was approximately 20% below the median of the comparator group. Our management also reviewed third party mining industry compensation studies for its internal assessments of both NEO and non-NEO compensation. While summaries of these studies were provided to the Compensation Committee for informational purposes, the Committee relied primarily on the benchmarking information provided by Hugessen.

In order to address these issues and ensure that our executive compensation remained competitive in the marketplace, the Compensation Committee recommended, and the Board approved, a reduction in the annual cash bonus target for each of the Senior Vice Presidents, being Messrs. Bryson, Gillis and Hair, from 75% to 70% of their base salaries and a reduction in the CEO’s annual cash bonus target from 100% to 80% of his base salary. Mr. Lantz’s annual cash bonus target remained unchanged at 50%. The Board also approved an increase in our Senior Vice-Presidents’ LTIP target for the grant made in March 2012 from 80% to 110% of base salary and an increase in the CEO’s LTIP target from 80% to 130% of his base salary. Mr. Lantz’s LTIP target increased from 60% to 70%. When it made these determinations in early 2012, the Compensation Committee noted that the changes did not fully close the gap between our executives’ total direct compensation and that of the comparator group and they agreed to revisit the issue prior to establishing its executive compensation framework for 2013.

Risk Mitigation by Compensation Committee

The Compensation Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Compensation Committee noted that, while it is possible that linking the majority of our executives’ total direct compensation to the achievement of annual corporate and individual objectives could encourage excessive risk-taking, it believes that this risk is appropriately mitigated by, among other factors:

•                  awarding time-vested share units that vest after three years and motivate long-term rather than short-term performance;

•                  adopting a balanced number of performance objectives in any given year, thereby limiting the impact any particular activity could have on the overall performance score;

•                  requiring our senior executives to comply with our equity ownership guidelines, which further aligns the interests of management and our shareholders;

•                  prohibiting our executives from hedging against any declines in their equity-based compensation;

•                  having oversight in the performance objective setting process in order to reduce the possibility that performance objectives will be adopted in a manner that encourages excessive risk taking; and

•                  providing the Compensation Committee and the Board with discretion to award higher or lower incentive-based compensation to our executives, where appropriate, to reflect our overall performance and value created for our shareholders.

Elements of Executive Compensation

Our executive compensation program includes the following elements:

•                  base salary;

•                  annual cash bonus;

•                  long-term incentives;

•                  retirement benefits;

•                  employee share purchase plan; and

•                  other executive benefits and perquisites which do not amount to a material portion of overall compensation.

We believe these elements form an appropriate mix of compensation. Our executive compensation provides stable income, links the majority of our executives’ compensation to corporate and individual performance (to incent and reward behaviour that creates long-term value for shareholders and other stakeholders), and encourages retention through the use of time-vested share units as long-term equity-based compensation.

In 2012, the mix of Total Direct Compensation payable to our NEOs was as follows:

Base Salary	Short-Term Incentives (Annual Cash Bonus)	Long-Term Incentives (Performance Share Units)
35%	27%	38%

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metals prices and other factors beyond our control, our financial performance warrants significantly lower annual cash bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects our emphasis on linking executive compensation to our performance and aligning executives’ interests with our long-term interests. Base salaries of our NEOs are initially negotiated upon their hiring and set forth in their respective employment agreements.  While modest increases may be made to recognize individual performance following the annual review process, we typically provide comparable fixed compensation to similarly-situated executives within Hudbay. Base salaries are also determined with reference to industry benchmarking and our performance in comparison to the comparator group. The Compensation Committee may also consider recommending increases to the base salaries of the NEOs if our performance is superior to that of the comparator group, to recognize sustained superior performance of an executive or to address retention considerations.

Our NEO’s base salaries in 2012 are shown in the table below:

Name	Title	2012 Base Salary

David Garofalo	President and Chief Executive Officer	$768,800

David S. Bryson	Senior Vice President and Chief Financial Officer	$392,600

Ken Gillis	Senior Vice President, Corporate Development	$379,300

Alan T. C. Hair	Senior Vice President and Chief Operating Officer	$405,851

Brad Lantz	Vice President, Manitoba Business Unit	$337,375

Annual Cash Bonus

The annual cash bonus is a variable component of executive compensation based upon corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Each NEO’s annual cash bonus is determined by applying his performance score (based on achievement of individual and corporate objectives) against the target bonus approved by the Board.  The target bonus for 2012 for Mr. Garofalo was 80% of his base salary, for Messrs. Bryson, Gillis and Hair it was 70% of their base salaries and for Mr. Lantz it was 50% of his base salary.

The corporate performance objectives used to guide the NEOs and establish their 2012 annual cash bonuses are set forth below. In order to align management, these objectives were weighted equally for all senior executives and comprised 70% of each NEO’s performance evaluation. The remaining 30% was based upon individual objectives reflecting the direct responsibility of the particular NEO, as described below. Notwithstanding achievement of performance objectives, the Compensation Committee and the Board retain discretion to award higher or lower annual cash bonuses, where appropriate, to reflect our overall performance and value created for our shareholders. The Compensation Committee and the Board did not exercise such discretion in 2012.

In 2012 and prior years, the corporate objectives adopted by the Compensation Committee and the Board focused on achievement in the following broad categories: (i) internal operational, health and safety and cost performance targets; (ii) corporate financial and share price performance and (iii) realization of growth initiatives. For several years prior to 2012, the Compensation Committee and the Board applied a large number of specific performance objectives within each broad category. Each particular objective represented a defined proportion of the overall score and, in most cases, had objectively measurable targets that could earn between 50% and 150% of the target score depending on performance.

While considering the performance objectives for 2012, the Compensation Committee concluded that having a large number of specific performance objectives reduced the impact on overall compensation of the most significant factors during the year, regardless of whether they were positive or negative. The Committee concluded that it was desirable to more closely link the variability of our incentive-based compensation to the key drivers of our performance in the year. To achieve this, the Committee determined it was appropriate to adopt performance objectives grouped by broad categories without allocating specified percentages of the overall score to each performance objective. Instead, the specific performance objectives were intended to guide the Compensation Committee in making a holistic, subjectively determined assessment of performance in each of the four broad categories. The Compensation Committee concluded that this approach enabled it and the Board to ensure that the most important results (whether positive or negative) had the greatest influence on the performance score for that category.

As shown below, the corporate objectives for 2012 continued to emphasize operational and financial performance and realization of growth initiatives. However, a fourth broad category entitled “Leadership” was added to allow the assessment of initiatives under our executives’ responsibility designed to motivate and strengthen individual performance across the organization.

Each of the four categories was worth 25% of the overall corporate performance score. Within each category, the specified performance objectives were assessed and granted a score of between 50% and 150%. For instance, Environment, Health and Safety (EHS) was a performance objective within the Operational Excellence category. In assessing EHS performance in 2012, the Compensation Committee noted that long-term accident (LTA) frequency was 25% below the three year average and LTA severity was down 76% over the previous year. They also noted that medical aid frequency was 23% lower than the previous year, we had successfully completed ISO 14001 and OHSAS 18001 re-certifications at our Manitoba operations, we had taken steps to improve the safety culture in Peru and we had expanded our EHS information systems. The Compensation Committee considered this to be superior performance and accordingly granted a 150% score for the EHS performance objective. Similar assessments were done for each of the other performance objectives and an average of the scores was used to compile an aggregate result.

The aggregate score resulting from the corporate performance measures was 107 out of 100 and is described in further detail below.

Operational Excellence (25%)

•                  Environment, Health and Safety;

•                  Productivity and cost initiatives;

•                  Enhanced relations with key stakeholders, regulators, governments, communities etc.; and

•                  Enhanced corporate branding/corporate image.

Along with the EHS performance described above, the Compensation Committee noted that our contained metal in concentrate was above budget, total unit operating costs were below budget, our continuing improvement and process optimization (CIPO) initiative had been successfully launched, we had entered into life of mine agreements with the local communities near our Constancia project in Peru and we had completed a successful brand launch and unification. The overall score in the Operational Excellence category was 33 out of 25.

Financial Excellence (25%)

•                  Normalized net earnings;

•                  Share price performance vs. peer group; and

•                  Growth in net asset value per share.

In the Financial Excellence category, the Compensation Committee noted that our normalized net earnings (our net earnings adjusted to remove the impact of items in our earnings that were not in our 2012 budget as well as the difference between realized and budgeted metals prices and foreign exchange) were above budget, we had successfully arranged US$1.25 billion in financing for our construction projects, our share price had outperformed our peer group and we had realized growth in our net asset value per share. The overall score in the Financial Excellence category was 27 out of 25.

Growth (25%)

•                  Exploration;

•                  Project development;

•                  Acquisitions; and

•                  Non-core asset optimization.

The key factors in the Growth Category were the establishment of mineral reserves at our Pampacancha deposit, the overall increase in reserves at Constancia and the progress made in developing our Constancia, Lalor and Reed projects. Our progress in non-core asset optimization was deemed to be below target and received a score of 50%. The overall score in the Growth Category was 25 out of 25.

Leadership (25%)

•                  Communications and bi-cultural development;

•                  Talent management/succession;

•                  Enhanced employee engagement;

•                  Long-term planning process; and

•                  Board communications/continuous improvement.

In the Leadership category, among the factors considered by the Compensation Committee were the furtherance of a bilingual culture, the establishment of a corporate crisis communications plan, the completion of a comprehensive talent review across the organization, the commencement of long-term planning initiatives and the success of particular CIPO projects. Employee engagement received a below target score due to a delay in completing an employee engagement survey. The overall score in the Leadership category was 22 out of 25.

The individual performance score for each of our NEOs represented 30% of their overall annual cash bonus score. As with the corporate objectives, the non-CEO NEOs’ individual performance scores were determined subjectively, with reference to key elements of their performance within their respective areas of responsibility in 2012. In making its determinations respecting the non-CEO NEOs’ individual performance scores, the Compensation Committee considered recommendations made by Mr. Garofalo.

Mr. Bryson’s individual performance score of 103.5 out of 100 was influenced by our success in raising US$1.25 billion to fund our development projects, improved internal and external reporting, success in our corporate branding initiative and an internal reorganization of our Manitoba finance group.

Mr. Gillis received an individual performance score of 97.5 out of 100. Among the factors that influenced his performance score were the completion of a US$750 million precious metals stream transaction, assuming responsibility for early stage exploration, building our corporate development culture, rationalizing our portfolio of junior mining company investments and the progress in addressing our non-core asset portfolio.

Mr. Hair’s individual performance score of 137.25 out of 100 reflected our strong safety, environmental and operating performance, the timely start-up of our Lalor project, the commencement of construction at Constancia and Reed and the progress made in building an owner’s team and reaching community agreements at our Constancia project.

Mr. Lantz’s individual performance score of 125.0 out of 100 reflects our strong safety, environmental and operating performance in Manitoba, the progress made at our Lalor and Reed projects and the advancement of CIPO initiatives.

Mr. Garofalo’s individual performance score of 109.6% was an average of the individual performance scores of the three Senior Vice Presidents who are his direct reports (Messrs. Bryson, Gillis and Hair), as well as Mr. Goodman who retired as Senior Vice President and Chief Operating Officer in

June 2012. This was deemed by the Compensation Committee to be the appropriate manner to judge his individual performance given his responsibility to oversee all aspects of corporate performance.

The following table shows each NEOs’ performance scores and target bonus for 2012 as well as the actual amount awarded to each such NEO for 2012 based upon such performance.

Name	Individual Performance Scores (/30)	Corporate Performance Scores (/70)	Target Bonus (% of Base Salary)	100% of Bonus at Target ($)	% of Target Bonus Awarded for 2012	Amount of Bonus Awarded for 2012 ($)
David Garofalo	32.9	74.9	80%	615,040	108%	662,821
David S. Bryson	31.1	74.9	70%	274,820	106%	291,172
Ken Gillis	29.3	74.9	70%	265,510	104%	276,529
Alan T.C. Hair	41.2	74.9	70%	284,096	116%	329,764
Brad Lantz	37.5	74.9	50%	168,688	112%	189,605

Long-Term Incentives

Purpose of Long-Term Incentives

The Compensation Committee believes that long-term equity-based compensation should form a significant portion of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of our executives and shareholders. Further, the use of share units that vest and become payable three years after the grant date encourages retention of key executives, since if they resign from Hudbay prior to the vesting date their entitlement to such share units will be forfeited.

The Compensation Committee and the Board have adopted performance-conditioned share units as the form of long-term incentive granted to our NEOs and other eligible employees. Share units may be granted under our LTEP or our Share Unit Plan. A share unit is a notional unit which, depending on its terms, is redeemable for either a company share or a cash amount equal to the value of a company share at a future date, and may be made subject to vesting and performance criteria. Share units granted to our executives and other eligible employees pursuant to our LTEP entitle the holder to receive, at our election, either a company share or a cash amount, in each case, equal to the value of the share units on the date of vesting. Share units granted to our executives and other eligible employees pursuant to our Share Unit Plan entitle the holder to receive cash equal to the value of the share units on the date of vesting. The other terms of the two plans are substantially the same: the share units vest on the third anniversary of the grant date; if a plan participant resigns from Hudbay, or is terminated with cause, all unvested share units will be forfeited; if a plan participant is terminated without cause, his or her share units will vest and become payable on the date of termination; and holders of share units receive additional share units in an amount equal to the dividends paid on our common shares each time a dividend is paid.

The Compensation Committee and our Board continue to believe that compensating NEOs and other eligible employees by granting share units provides greater transparency of compensation value and superior alignment with shareholder interests as compared to granting share options. Moreover, adding performance conditions to our share unit grants further strengthens the alignment between executive compensation and shareholder interests, which is consistent with our compensation philosophy and our commitment to responsible corporate governance, without adversely affecting our ability to attract and retain high-performing executives.

2012 Long-Term Incentive Grant

Long-term incentive grants are based on a target value as a percentage of the recipient’s base salary. For Mr. Garofalo, the target percentage for 2012 was 130% of his base salary, for Messrs. Bryson, Gillis and Hair the target percentage was 110% of their respective base salaries and for Mr. Lantz the target percentage was 70% of his base salary (see above under “Benchmarking” for a discussion of how the target percentage was set for 2012). The share unit awards are performance-conditioned in that the actual value of share units granted varies depending on the achievement of performance objectives.

In each of the past three years, as well as the current year, our executives received grants of performance-conditioned share units, the value of which was based on the prior year’s performance. These share units are disclosed as compensation in respect of the year in which they were granted because they are ‘forward-looking’, in that they are meant to drive future performance and their ultimate value will be determined based on our share price at the time the share units vest.

The value of the 2012 share unit awards for the NEOs is determined by applying the same performance score used to determine their annual cash bonus in respect of 2011 to the target percentage (see “Annual Cash Bonus”). The number of share units granted is then determined by dividing the value of the award by our five day average closing price on the TSX on the day prior to the grant date.

Notwithstanding achievement of performance objectives, the Compensation Committee and the Board retain discretion to make higher or lower long-term incentive awards, where appropriate, to reflect our overall performance and value created for our shareholders. The Compensation Committee and the Board did not exercise such discretion in 2012.

Our NEOs received their 2012 LTIP grants in March 2012 through share units granted under our Share Unit Plan as shown in the table below. The 2012 grant was based on each NEO’s base salary at the time and the percentage of target LTIP granted was based on the performance scores used to determine their annual cash bonus in respect of 2011.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target ($)	% of Target LTIP Grant Awarded for 2012	Amount of 2012 LTIP Award ($)	Number of share units granted in 2012(1)
David Garofalo	130%	999,440	91%	911,489	78,985
David S. Bryson	110%	431,860	94%	407,849	35,342
Ken Gillis	110%	417,230	99%	412,807	35,772
Alan T.C. Hair	110%	446,436	102%	455,097	39,436
Brad Lantz	70%	236,163	101%	239,233	20,731

(1)    The 2012 LTIP grants were made in March 2012. The grant price for the share units granted was based on the five day average closing price of our common shares on the Toronto Stock Exchange ending the last trading day before the March 7, 2012 grant date, being $11.54 per common share.

Hedging Policy

Our Timely Disclosure, Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against any declines in their equity-based compensation.

Share Option Policy

The Compensation Committee’s current policy is to not make share option grants to our executives and directors.  No option grants were made in 2012 and none of our executives who hold previously granted options exercised any such options in 2012.

Retirement Benefits

The Compensation Committee recognizes that retirement benefits reward employees for long service to Hudbay and are required in order for our compensation program to be competitive with our peers.

Each of our NEOs participates in our defined benefit pension plan (the “Pension Plan”) from the date of their employment. The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the Pension Plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $17,254 for 2012.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. For purposes of the Pension Plan, earnings consist of an employee’s basic compensation received in the plan year from Hudbay as reported for income tax purposes exclusive of: (i) payments for overtime, (ii) bonuses and directors’ fees, (iii) allowances and benefits that are taxable as set out in the Income Tax Act (Canada) and (iv) all payments in excess of those amounts required under the provisions of the Canada Labour Code made as a consequence of termination of employment.  Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual cash bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual cash bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (the “ESPP”) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution. The Compensation Committee believes the ESPP advances our interests through the motivation, attraction and retention of executives and other employees and alignment of their interests with those of our shareholders by encouraging voluntary equity participation in Hudbay.

Perquisites and Other Benefits

We do not believe that perquisites and other benefits should represent a significant portion of the overall compensation of our NEOs. None of our NEOs received perquisites in 2012 that in the aggregate amounted to greater than $50,000. The perquisites provided to our NEOs in 2012 included fitness memberships, comprehensive annual medical examinations, life and accident insurance premiums and, for certain executives, parking allowances (in Toronto, Ontario) and housing subsidies and travel allowances (in Flin Flon, Manitoba).

CEO Compensation

The terms of Mr. Garofalo’s compensation were initially set as part of his agreement to join our company in July 2010 as President and CEO. As described above under “Benchmarking”, in 2012, Mr. Garofalo’s base salary was not increased over his base salary in 2011 following the Compensation Committee’s determination that our NEOs’ base salaries were generally competitive.

In 2011, Mr. Garofalo’s target annual cash bonus award was set at 100% of his base salary and his target long-term incentive award was set at 80% of his base salary. As a result of the benchmarking study described above under “Benchmarking”, the Compensation Committee recommended, and the Board approved, the following changes to Mr. Garofalo’s performance-based compensation for 2012: (i) a reduction in the annual cash bonus target from 100% to 80% of his base salary; and (ii) an increase in the long-term incentive target from 80% to 130% of his base salary. Mr. Garofalo’s performance-based compensation is determined based on our corporate performance score (as to 70%) and the average individual performance score of Messrs. Bryson, Gillis and Hair (as to 30%).  See “Annual Cash Bonus”.

Mr. Garofalo also participates in our defined benefit pension plan and our employee share purchase plan.  He does not receive any significant perquisites or other compensation.

2013 Compensation

In late 2012, the Compensation Committee instructed Hugessen to refresh its benchmarking study to confirm the market position of our NEOs’ compensation against the comparator group (which was adjusted to remove Quadra FNX Mining Ltd. following its acquisition in March 2012). Hugessen’s report concluded that our NEOs’ total direct compensation remained below the median of the comparator group. Accordingly, at the Compensation Committee’s recommendation, the Board approved an increase in the 2013 LTIP targets for Mr. Garofalo from 130% to 170% of his base salary and for Messrs. Bryson, Gillis and Hair from 110% to 120% of base salary. These increases will take effect when the 2014 LTIP grants are made; the February 2013 LTIP grants were made on the basis of existing targets. Mr. Lantz’s LTIP target remained at 70% for 2013 following the Compensation Committee’s determination that his LTIP target and overall compensation were competitive in the market. No changes were made to any of the NEO’s annual cash bonus target for 2013. The changes to our NEOs’ base salaries for 2013 are set out in the table below.

Name	Title	2012 Base Salary	2013 Base Salary	Percentage Increase
David Garofalo	President and Chief Executive Officer	$768,800	$815,000	6.0%
David S. Bryson	Senior Vice President and Chief Financial Officer	$392,600	$410,000	4.4%
Ken Gillis	Senior Vice President, Corporate Development	$379,300	$400,000	5.5%
Alan T. C. Hair	Senior Vice President and Chief Operating Officer	$405,851	$460,000	13.3%
Brad Lantz	Vice President, Manitoba Business Unit	$337,375	$349,183	3.5%

When considering the 2013 LTIP grant, the Compensation Committee considered whether share units should be considered compensation in the year in which they are granted, or whether they should be considered in the nature of a bonus for services in the previous year. The Compensation Committee noted that the terms of the LTEP and Share Unit Plan require that the grants be considered current year compensation. However, they also determined that the grants have a backward-looking element in that the value of the initial grant is determined based on achievement of corporate and individual performance in the year prior to the year in which the units are granted. The proposed amendments to the LTEP would permit grants to be considered grants in respect of the prior year’s service and the Compensation Committee will revisit this question prior to making the 2014 LTEP grant. See “Matters to be Acted Upon at the Meeting - Approval of the Amended and Restated Long-Term Equity Plan”.

Share Ownership Guidelines

The Board has established share ownership guidelines for our senior executives. Pursuant to the share ownership guidelines, the CEO is required to hold shares or share units worth at least two times his base salary and the Senior Vice Presidents are required to hold shares or share units worth at least the amount of their base salaries. Options held by the executives will not be counted towards the required shareholdings, however share units will be. Officers subject to the guidelines have four years in which to attain the required shareholdings, and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the share ownership guidelines, our NEOs and others who, from time to time, may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, including a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our executives’ progress in meeting our share ownership guidelines as at March 31, 2013 is shown in the following table:

Name	Ownership Requirement	Value of Equity Required(1) ($)	Total Equity Ownership(2) ($)
David Garofalo	Two times base salary	1,537,600	5,369,409
David S. Bryson	Equal to base salary	392,600	1,401,496
Ken Gillis	Equal to base salary	379,300	2,218,874
Alan T.C. Hair	Equal to base salary	405,851	1,401,118
Brad Lantz(3)	N/A	N/A	687,072

(1)         Officers subject to the guidelines have four years in which to attain the required shareholdings and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. The Value of Equity Required is based on our executives’ 2012 base salaries.

(2)         Includes the grant date value of share units held and the acquisition value of common shares held.

(3)         Our share ownership guidelines do not apply to executives at the Vice President level.

Employment Agreements

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual cash bonus, long-term incentive and pension plans, and provide for payments and benefits on their involuntary termination without cause or resignation for ‘good reason’. The employment agreements for each of Messrs. Bryson, Gillis, Hair and Lantz provide for the following payments and benefits following their involuntary termination without cause, or resignation for ‘good reason’:

•                  a lump sum payment of an amount equal to 24 months’ base salary;

•                  a further lump sum payment of an amount equal to two times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date;

•                  the executive will be entitled to continue to participate in the employee pension and benefit plans for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements in respect of the executive during a 24 month period; and

•                  the executive’s share units will vest immediately and the executive’s share options will continue to vest in the ordinary course and be exercisable in accordance with the terms of the Share Option Plan for their remaining duration.

Mr. Garofalo’s employment agreement provides for the following payments and benefits following his involuntary termination without just cause, or resignation for good reason:

•                  a lump sum payment of an amount equal to 30 months’ base salary;

•                  a further lump sum payment of an amount equal to 2.5 times the average annual cash bonus earned over the two fiscal years immediately preceding the termination date;

•                  continued participation in the employee pension and benefit plans for 24 months or a lump sum payment equal to the premium contributions and his pension entitlements during a 24 month period; and

•                  his share options and share units shall become immediately vested and options will be exercisable in accordance with the terms of the Share Option Plan for their remaining duration.

Mr. Garofalo’s employment agreement also provides that the vesting of the share units granted to him on his hire date accelerates if he resigns from Hudbay as follows:

•                  one-third accelerates on the date of termination if he has been with Hudbay for less than one year;

•                  two-thirds accelerate on the date of termination if he has been with Hudbay for between one and two years; and

•                  all accelerate on the date of termination if he has been with Hudbay between two years and three years.

Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information.

Payments on Termination

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination on December 31, 2012:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
David Garofalo	1,922,000	1,704,959	389,118	4,016,077
David S. Bryson	785,200	569,251	182,531	1,536,982
Ken Gillis	758,600	557,989	209,053	1,525,642
Alan T.C. Hair	811,702	619,758	216,169	1,647,629
Brad Lantz	674,750	360,553	194,466	1,229,769

None of our NEOs in the table above are entitled to any payments in a circumstance where there is a change of control and they are not terminated or they do not resign for good reason, as defined in their employment contracts.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in our common shares on December 31, 2007 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years.

(in Cdn.$)	2007	2008	2009	2010	2011	2012
HudBay Minerals Inc. (TSX)	100.00	15.69	69.59	92.67	53.03	52.41
S&P/TSX Composite Index	100.00	67.00	90.48	106.41	97.14	104.13
S&P/TSX Diversified Metals and Mining Index	100.00	32.00	134.11	199.14	146.26	138.61

It is difficult to directly compare our NEO compensation during the past five years with the trend reflected in the above chart because of the significant changes in our management and compensation programs during that time.

In 2008, we had four new senior executives join our management team, each of whom received a significant option grant upon joining us. In 2009, a new Board was elected and, upon assuming office, the new Compensation Committee undertook a review of our long-term incentive program, which resulted in the adoption of performance-conditioned share units, instead of share options, as our primary form of long-term incentive. In 2010, Mr. Garofalo joined our company as President and Chief Executive Officer and, upon joining us, he received equity-based compensation equal to a substantial portion of the unvested equity he forfeited when he left his previous employer.

Each of these events make it difficult to directly compare our NEO compensation during the past five years with the trend reflected in the above chart. However, since the arrival of our current Board, the appointment of Mr. Garofalo as our CEO and the adoption of performance-conditioned share units as our primary form of long-term incentive, the trend in our NEO compensation has stabilized. Over the past two years, our NEO compensation has increased moderately and has been generally consistent with the trend in our share price over the same period.

Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2012, December 31, 2011 and December 31, 2010 by each of the NEOs.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option awards(2) ($)	Annual incentive plan(3) ($)	Long-term incentive plan ($)	Pension Value ($)	All other compensation(4) ($)	Total compensation ($)
David Garofalo	2012	768,800	911,489	—	662,821	—	114,785	108,652	2,566,547
President and Chief Executive Officer	2011	768,800	551,383	—	701,146	—	122,352	64,724	2,208,405
	2010	355,244	1,460,400	4,078,658	672,375	—	47,025	25,105	6,638,807

David S. Bryson	2012	392,600	407,849	—	291,172	—	48,137	47,705	1,187,463
Senior Vice President and Chief Financial Officer	2011	392,600	269,481	—	278,079	—	57,163	35,594	1,032,917
	2010	383,000	331,831	—	246,461	—	47,038	11,010	1,019,340

Ken Gillis	2012	379,300	412,807	—	276,529	—	59,558	46,187	1,174,381
Senior Vice President, Corporate Development	2011	379,300	275,827	—	281,460	—	163,443	31,836	1,131,866
	2010	145,838	303,491	—	151,349	—	16,626	8,647	625,951

Alan T. C. Hair	2012	405,851	455,097	—	329,764	—	98,368	48,608	1,337,688
Senior Vice President and Chief Operating Officer	2011	379,300	273,703	—	289,994	—	59,922	31,823	1,034,742
	2010	370,000	308,136	—	250,305	—	39,531	8,325	976,297

Brad Lantz	2012	337,375	239,233	—	189,605	—	100,926	12,546	879,685
Vice President, Manitoba Business Unit	2011	337,375	174,895	—	170,880	—	121,544	7,120	811,814
	2010	329,175	196,715	—	213,305	—	118,780	4,473	862,448

(1)            Share unit awards in respect of 2012 and 2011 were granted under our Share Unit Plan and share unit awards in respect of 2010 were granted under our LTEP. The grant date value of the share unit awards granted under our Share Unit Plan was based on the five day average closing price of our common shares on the Toronto Stock Exchange ending the trading day before the grant date. The grant date value of the share unit awards granted under our LTEP was based on the closing price of our common shares on the Toronto Stock Exchange on the last trading day before the grant date.

(2)            The grant date fair value of the share options was estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.8%; dividend yield of 0%; volatility factor of 67%; and expected life of three years.

(3)            Mr. Lantz has elected to contribute 30% of his annual cash bonus each year as supplementary pension credits pursuant to the terms of our Supplemental Pension Plan. The entire 100% of his annual cash bonus appears in this column, notwithstanding that Mr. Lantz only receives 70% of it in the form of a cash bonus and 30% of it is treated as a compensatory contribution to his Supplemental Pension Plan and is included as part of his Pension Value in the following year. This results in an artificially inflated Total Compensation figure for Mr. Lantz.

(4)           None of the NEOs received perquisites in 2012 that in the aggregate amounted to greater than $50,000 In addition to perquisites, amounts in this column include, company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2012.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Garofalo	12-July-2010	900,000	900,000	12.17	12-July-2014	—	241,307	2,417,897	—
David S. Bryson	27-Aug-2008	160,000	107,000	10.69	27-Aug-2013	—	79,341	794,993	—
Ken Gillis	—	—	—	—	—	—	77,979	781,352	—
Alan T. C. Hair	17-May-2005	225,000	15,000	2.59	17-May-2015	111,450	81,939	821,032	—
	24-Mar-2006	75,000	75,000	9.70	24-Mar-2016	24,000
	12-Mar-2007	75,000	75,000	20.80	12-Mar-2017	—
	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018	—
Brad Lantz	17-May-2005	60,000	60,000	2.59	17-May-2015	445,800	47,790	478,851	—
	24-Mar-2006	20,000	20,000	9.70	24-Mar-2016	6,400
	12-Mar-2007	20,000	20,000	20.80	12-Mar-2017	—
	24-Aug-2007	100,000	100,000	23.74	24-Aug-2017	—
	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018	—

(1)      Based on the closing price of our common shares on the Toronto Stock Exchange of $10.02 on December 31, 2012.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2012.

Incentive Plan Awards Vested or Earned in 2012

Name	Option-based awards — Value vested during the year(1) ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(2) ($)
David Garofalo	—	—	662,821
David S. Bryson	—	—	291,172
Ken Gillis	—	—	276,529
Alan T. C. Hair	—	—	329,764
Brad Lantz	—	—	189,605

(1)     None of the options that vested in 2012 were “in the money” on their respective vesting dates based on the closing price of our common shares on the Toronto Stock Exchange on such dates.

(2)     Represents the annual cash bonus paid in respect of 2012.

Pension Plan Benefits

Defined Benefit Plan

	Number of years	Annual benefits payable ($)		Opening present value of defined		Non-	Closing present value of defined
Name	credited service (#)	At year end ($)	At age 65 ($)	benefit obligation ($)	Compensatory change ($)	Compensatory change ($)	benefit obligation ($)
David Garofalo	2.4	36,164	300,537	182,510	114,785	164,337	461,632
David S. Bryson	4.3	32,246	187,894	203,276	48,137	162,933	414,346
Ken Gillis	2.3	16,830	125,021	88,369	59,558	69,287	217,214
Alan T. C. Hair	8.0	58,835	161,795	473,986	98,368	227,299	799,653
Brad Lantz	5.3	33,846	103,654	275,903	49,662	119,373	444,938

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David Garofalo	—	—	—
David S. Bryson	—	—	—
Ken Gillis	103,720	—	106,382
Alan T. C. Hair	1,270,424	—	1,303,033
Brad Lantz	357,276	51,264	418,694

(1)     Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual cash bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only. Further, the program emphasizes the alignment of our Directors’ interests with the interests of our shareholders by having grants of deferred share units (“DSUs”) compose a significant portion of Directors’ compensation and by requiring Directors to comply with our share ownership guidelines.

The compensation arrangements for our Directors include a combination of cash retainers, equity-based retainers payable in DSUs and meeting fees. The amount of such retainers and fees payable in a calendar year are described below:

Position	Annual Cash Retainer $	Annual Equity-Based Retainer(1) $	Board or Committee Meeting Fee(2) $
Chairman	167,500	167,500	—
Director	40,000	60,000	1,500
Chair, Audit Committee	30,000	—	1,500
Chair, other Committee of the Board	10,000	—	1,500
Member, Committee	—	—	1,500

(1)  Payable in DSUs.

(2)  Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

In 2009, the Board ceased the practice of making option grants to Directors and adopted DSUs as the form of equity-based compensation for our Directors. As with the share units payable to our NEOs, DSUs track the value of our common shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

In late 2011, Hugessen compared the relative positioning of our Director compensation against that of the same comparator group used in assessing our NEOs’ 2012 compensation. Hugessen’s report considered the overall structure of director compensation, the split between cash/equity retainers and meeting fees, committee chair/member retainers and fees and compensation of the independent chairman. Hugessen’s report found that the structure of our Director compensation program (i.e. Board/Committee retainers, plus meeting fees), the level of the Chairman’s compensation, and the use of deferred share units was consistent with the market. However, it determined that total compensation of our Directors was below the median of the Comparator Group and the gap between our Directors’ compensation and the median had become wider since Hugessen last studied our Directors’ compensation in 2010. More specifically, Board retainers for Directors (other than the Chairman) were found to be below the 25th percentile. The Compensation Committee considered Hugessen’s report and concluded that, in order for Hudbay’s Director compensation program to remain competitive in the market, it was advisable to increase the equity portion of the Board retainer from $40,000 to $60,000. In 2012, the Compensation Committee engaged Hugessen to update the benchmarking that had been conducted in respect of our director compensation. While Hugessen concluded that our director compensation remained below the market median, the Compensation Committee determined that no adjustments to director compensation were advisable at the time.

Our Chairman’s compensation is based on a flat retainer of $335,000 (without an entitlement to meeting fees), which is split evenly between cash and DSUs. The Compensation Committee believes that paying the Chairman meeting fees did not adequately account for the significant amount of time he spent on company matters outside of formal board meetings. The 2011 benchmarking study indicated that the Chairman’s compensation was above the median and the Compensation Committee determined that no further adjustment was merited.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2012.

Name	Fees earned ($)(1)	Share-based awards ($)(2)	All other compensation ($)(3)	Total ($)
J. Bruce Barraclough	134,500	60,000	3,194	197,694
Roque Benavides	48,868	32,802	36	81,706
Tom A. Goodman(4)	60,868	32,802	313,781	407,451
Alan R. Hibben	—	161,000	7,801	168,801
W. Warren Holmes	—	173,000	19,797	192,797
John L. Knowles	29,125	147,375	6,109	182,608
Alan J. Lenczner	94,000	60,000	3,194	157,194
Kenneth G. Stowe	99,500	60,000	1,245	160,745
G. Wesley Voorheis	—	345,000	16,518	361,518

(1)   Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.

(2)   Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.

(3)   Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.10 per share dividend on March 30, 2012 and September 28, 2012.

(4)   The amount disclosed in the “All Other Compensation” column includes the compensation earned by Mr. Goodman in his capacity as Senior Vice President and Chief Operating Officer from January 1, 2012 until his retirement on June 21, 2012, including a pro rata annual cash bonus paid in February 2013 and the payment of dividend equivalents on his share units.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
J. Bruce Barraclough	—	60,000
Roque Benavides	—	30,000
Tom A. Goodman	—	30,000
Alan R. Hibben	—	161,000
W. Warren Holmes	—	173,000
John L. Knowles	—	147,375
Alan J. Lenczner	—	60,000
Kenneth G. Stowe	—	60,000
G. Wesley Voorheis	—	345,000

(1)   Represents the amount of DSUs granted to each director in 2012 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are considered vested at the time of grant. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2012.

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
J. Bruce Barraclough	—	—	—	—	—	—	—	—	195,026
Roque Benavides	—	—	—	—	—	—	—	—	19,462
Tom A. Goodman	12-Mar-2007	75,000	75,000	20.80	12-Mar-2017	—	81,162	813,241	19,462
	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018
Alan R. Hibben	—	—	—	—	—	—			489,003
W. Warren Holmes	—	—	—	—	—	—	—	—	1,103,888
John L. Knowles	—	—	—	—	—	—	—	—	393,896
Alan J. Lenczner	—	—	—	—	—	—	—	—	195,026
Kenneth G. Stowe	—	—	—	—	—	—	—	—	95,955
G. Wesley Voorheis	—	—	—	—	—	—	—	—	1,027,564

(1)    Based on the closing price of our common shares on the Toronto Stock Exchange of $10.02 on December 31, 2012.

Share Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire common shares or DSUs having an initial acquisition value equal to three times the aggregate value of his annual cash and equity retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.

The Directors’ progress in meeting our share ownership guidelines as at March 31, 2013 is shown in the following table:

Name	Ownership Requirement ($)	Value of Equity Required(1) ($)	Total Equity Ownership(2) ($)
Tom A. Goodman	Three times cash and equity retainer	300,000	913,890
Alan R. Hibben	Three times cash and equity retainer	300,000	731,151
W. Warren Holmes	Three times cash and equity retainer	300,000	1,370,420
John L. Knowles	Three times cash and equity retainer	300,000	473,763
Alan J. Lenczner	Three times cash and equity retainer	300,000	354,440
Kenneth G. Stowe	Three times cash and equity retainer	300,000	225,910
G. Wesley Voorheis	Three times cash and equity retainer	1,005,000	1,690,686

(1)  Directors are expected to achieve this level of ownership within five years from the date they became directors, being June 2014 for Messrs. Hibben, Holmes, Knowles, Lenczner and Voorheis, June 2015 for Mr. Stowe and June 2017 for Mr. Goodman.

(2)  Includes the grant date value of share units and DSUs held and the acquisition value of common shares held.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(3)	Weighted average exercise price of outstanding options, warrants and rights(4) ($)	Number of securities remaining available for future issuance under equity compensation plans (3)
Equity compensation plans approved by securityholders(1)	3,916,485	14.18	5,644,452
Equity compensation plans not approved by securityholders(2)	—	—	2,000,000
Total	3,916,485	14.18	7,644,452

(1)   Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 annual and special meeting.

(2)   Includes the additional 2,000,000 common shares issuable under the amended and restated LTEP that shareholders will be asked to approve at the Meeting.

(3)   Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of common shares. As noted below, all the outstanding share units under our LTEP as at December 31, 2012 vested in the first quarter of 2013  and were paid out in cash in accordance with their terms.

(4)   Represents the weighted average exercise price of the outstanding options under our Share Option Plan.

If all of the outstanding options as at December 31, 2012 were exercised, the common shares issued upon such exercise would have represented approximately 2.1% of our issued and outstanding common shares as at such date. The 232,020 share units issued under our LTEP that were outstanding as at December 31, 2012 vested in the first quarter of 2013 and were paid out in cash in accordance with their terms. Currently there are 736,849 outstanding share units under our LTEP. If such share units had been settled by the issuance of common shares on December 31, 2012 they would have represented approximately 0.4% of our issued and outstanding common shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2012; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors or the amendment to the LTEP.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2012 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2012 or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, common shares of Hudbay or a combination of both carrying more than 10% of the voting rights attached to all of our common shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is approximately $724,000. The policy provides an annual aggregate coverage limit of $60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our  request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•      the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•      in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of $500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President, Legal and Corporate Secretary by telephone at (416) 362-8181 or by e-mail at info@hudbayminerals.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis
Chairman

April 5th, 2013

SCHEDULE “A”
AMENDED AND RESTATED LONG TERM EQUITY PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1          For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.            “Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.            “Affiliate” means any person or corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 — Prospectus and Registration Exemptions, as may be amended from time to time;

C.            “Associate” means any person or corporation that is an associate of the Corporation, as defined in the Securities Act (Ontario), as may be amended from time to time;

D.            “Blackout Period” means the period during which designated insiders and employees of the Corporation cannot trade Shares pursuant to the Corporation’s policy respecting restrictions on designated insider and employee trading that is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject, unless during such period the Corporation’s said policy respecting restrictions on trading is also in effect);

E.            “Board” means the Board of Directors of the Corporation or if established and duly authorized to act for the purposes of this Plan, a committee of the Board of Directors of the Corporation appointed for such purpose by the Board of Directors of the Corporation;

F.             “Cash Equivalent” means the amount ~~in cash~~ equal to the number of Share Units multiplied by the Market Price as of the Entitlement Date.

G.            “Change of Control” means the occurrence of any one or more of the following events:

(i)            a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, as a result of which the persons who beneficially own the outstanding Shares immediately prior to the completion of the transaction beneficially own less than 50% of the outstanding shares the Corporation or its successor after completion of the transaction;

(ii)           a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iii)          (A) any person or any group of persons who are or are deemed to be acting jointly or in concert for the purposes of Multilateral Instrument 62-104 — Take-over Bids and Issuer Bids, as may be amended from time to time, (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or Associates and/or Affiliates of the Acquiror to cast or to direct the casting of 30% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation (regardless of whether a meeting has been called to elect directors); and (B) as a result of such acquisition of control, directors of the Corporation holding such office immediately prior to such acquisition of control shall not constitute a majority of the Board;

(iv)          as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board; or

(v)           the Board adopts a resolution to the effect that a change of control has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

H.            “Corporation” means HudBay Minerals Inc., a corporation existing under the Act, and includes any successor corporation thereof;

I.             “Eligible Director” means a person who is a director of the Corporation or any Affiliate of the Corporation and who, at the relevant time, is not otherwise an Eligible Employee;

J.             “Eligible Employee” means an employee of the Corporation or any Affiliate of the Corporation including an officer of the Corporation or any Affiliate;

K.            “Entitlement Date” means the date determined by the Board and indicated in the Share Unit grant letter that is no later than December 31 of the third calendar year following the calendar year in which the ~~Grant Date occurred in respect of the~~services corresponding to such Share Unit Award were performed or such ~~longer~~other period as may be permitted under paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act~~,~~ (Canada) or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a salary deferral arrangement, provided that if a date is not so indicated in the Share Unit grant letter or the date specified is longer than the period permitted pursuant to subsection 248(1) of the Income Tax Act (Canada), the Entitlement Date shall be deemed to be ~~the third anniversary of the Grant Date~~December 31 of the third calendar year following the calendar year in which the services corresponding to such Share Unit Award were performed;

L.            “Grant Date” means the date that the Share Unit is granted to a Participant under this Plan, provided that such date shall not occur during a Blackout Period, as evidenced by the Share Unit grant letter;

M.           “Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

N.            “Market Price” at any date in respect of the Shares shall be the five day average of the closing price of ~~such~~the Shares on the TSX ending on the last trading ~~date~~day immediately preceding the date as of which the Market Price is determined.  In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

O.            “Participant” means each Eligible Director and Eligible Employee to whom Share Units are granted hereunder;

P.             “Plan” means the Corporation’s Amended and Restated Long Term Equity Plan, as same may be amended from time to time;

Q.            “Resignation” means the cessation of board membership or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate, as the case may be, as a result of resignation;

R.            “Retirement” means the Participant ceasing to be an Eligible Director or an Eligible Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or as the Board may determine in its sole discretion;

S.             “Shares” means the common shares in the capital of the Corporation;

T.            “Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date fully paid Shares, as determined by the Board, from treasury ~~or purchased on the open market~~ or the Cash Equivalent, in accordance with this Plan;

U.            “Share Unit Award” means an award of Share Units under this Plan to a Participant;

V.            “TSX” means the Toronto Stock Exchange; and

W.           “~~Trustee” means the trustee appointed from time to time by the Board under this Plan.~~U.S. Taxpayer” includes any of the following:

(i) United States citizens;

(ii) United States resident aliens who are lawfully admitted to the U.S. or who satisfy the substantial presence test of Section 7701(b)(1)(A)(ii) of the U.S. Internal Revenue Code; or

(iii) Aliens who are neither United States citizens nor United States residents who work in the United States.

1.2          The headings of all Articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3          Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4          The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular Article, Section, paragraph or other part hereof.

1.5          Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF SHARE UNIT PLAN

2.1          This Plan provides for ~~the payment of bonuses~~grants of equity-based long-term incentive awards in the form of ~~the acquisition of Shares or at the option of the Corporation, cash,~~Share Units for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Directors and Eligible Employees.  ~~It is generally recognized that long term equity plans aid in attracting, retaining and encouraging directors, officers and employees due to the opportunity offered to them to acquire a proprietary interest in the Corporation.~~  It is intended that this Plan not be treated as a “salary deferral arrangement” as defined by the Income Tax Act (Canada) by reason of paragraph (k) thereof.

2.2          This Plan shall be administered by the Board ~~and the Board~~which, subject to the terms of the Plan, shall have full authority to administer this Plan in its sole discretion, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan.  All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation.  No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith.  The officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.  All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3          ~~In the alternative of issuing Shares from treasury, the Board may pay funds to the Trustee and the Trustee shall use such funds to purchase Shares in the market as herein provided. 2.4~~      The Corporation shall maintain a register in which shall be recorded the name and address of each Participant and the number of Share Units granted to each Participant.

2.4          Except as set forth in Section 2.5:

~~2.5~~(a)     The Board shall from time to time determine the Eligible Employees and Eligible Directors who may participate in this Plan~~.~~ ; and

(b)           The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

The Board, or its delegate pursuant to Section 2.5, may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Board or its delegate deems appropriate and relevant.

2.5          The Chief Executive Officer shall have the authority to authorize grants of Share Units to participants below the Vice President level, provided that (i) any such grants must be reported to the Compensation Committee of the Board at the next meeting of such committee and (ii) any such grants that are inconsistent with the Corporation’s compensation policies applicable to participants below the Vice President level or past compensation practices must be pre-approved by the Chair of the Compensation Committee.  The authority delegated to the Chief Executive Officer pursuant to this Section 2.5 may be withdrawn by the Compensation Committee or Board at any time.

2.6                               (a)                                 The aggregate maximum number of Shares that may be issued from treasury in connection with the Plan, subject to adjustment pursuant to Section 5.6, shall not exceed ~~1,000,000.~~3,000,000.

(b)           The maximum number of Shares issuable to Insiders, at any time, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding.  The maximum number of Shares issued to Insiders, within any one year period, pursuant to this Plan and any other security based compensation arrangement of the Corporation is 10% of the total number of Shares then outstanding.  For the purposes of this Section 2.6, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Unit.

(c)           The maximum number of Share Units that may be granted to any one non-employee director under the Plan, together with any other equity compensation arrangements, within a one year period is limited to the number of Share Units in such one year period having a fair market value at the applicable date of grant which is not greater than $100,000 in the aggregate.

(d)           The maximum number of Share Units that may be granted to non-employee directors under the Plan, together with any other equity compensation arrangements ~~shall not exceed the lesser of $100,000 in value per year and~~, is 1% in number of the issued and outstanding Shares of the Corporation ~~per year~~.

ARTICLE 3

SHARE UNITS

3.1          This Plan is hereby established for Eligible Directors and Eligible Employees.

3.2          ~~A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, in the Corporation’s or Affiliate’s fiscal year ending in such year~~The Board will determine and specify in the grant letter the year of service corresponding to each Share Unit Award. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.  The Share Units will vest on the Entitlement Date.

3.3          Each Participant will be granted additional Share Units equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares, divided by the Market Price of a Share on the date on which dividends were paid by the Corporation; provided that if the dividend is not in accordance with a previously announced dividend policy of the Corporation and such dividend payment occurs during a Blackout Period, the Market Price shall be determined on the trading date immediately following the date the Blackout Period expires.  The additional Shares Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award to which the additional Share Units relate.

3.4          A Share Unit Award will entitle the Participant (or, in the case of death, the particular Participant’s legal representative), subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under this Plan or Share Unit grant letter, to receive on the Participant’s Entitlement Date a payment in fully paid Shares or, at the option of the Corporation, the Cash Equivalent.

Subject to the foregoing, in the event of:

(i)            the death of the Participant, all Share Units credited to the Participant will vest on the date of the Participant’s death and the Entitlement Date shall occur on such date;

(ii)           the total disability of the Participant, all Share Units credited to the Participant will vest on the earlier of: (i) 60 days following the date on which the Participant is determined to be totally disabled and the Entitlement Date shall occur on such date, and (ii) the Entitlement Date indicated in the grant letter in respect of such Share Units;

(iii)          in the case of an Eligible Employee, the termination without cause of a Participant from all positions with the Corporation and its Affiliates, all Share Units credited to the Participant shall vest on the date of such termination and the Entitlement Date shall occur on such date;

(iv)          in the case of an Eligible Employee, the Resignation or termination for cause of a Participant from all positions with the Corporation and its Affiliates, or in the case of an Eligible Director, the cessation of membership on all boards of directors of the Corporation and its Affiliates pursuant to either a resolution of such board or the Resignation of the Participant together with the Resignation or termination for cause from all employment positions with the Corporation and its Affiliates, all Share Units credited to the Participant shall terminate and be of no further force or effect on the date of such termination or cessation of board membership.

(vi)          in the case of a Participant who is a U.S. Taxpayer, all Share Units credited to such Participant shall vest on the date such Participant becomes eligible for normal Retirement (which for certainty shall be the first day of the month following the Participant’s 65th birthday) and the Entitlement Date shall occur on such date.

For greater certainty, there shall be no change to the terms of any Share Units held by a Participant upon Retirement other than as agreed between the Participant and the Board.  All of the foregoing shall be subject to (and shall be superseded by) any employment agreement between the Participant and the

Corporation or its Affiliates except that no agreement shall extend the Entitlement Date beyond December 31 of the third calendar year following the calendar year in which the services corresponding to such Share Unit Award were performed or such other period as may be permitted under paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) or other applicable provisions thereof.  For greater certainty, all amounts payable to, or in respect of a Participant shall be paid to the Participant or the Participant’s estate on the Entitlement Date except as set out in Section 3.5.

3.5          Subject to Section 4.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation or its Affiliate, on the Entitlement Date.  At the Corporation’s option, the Corporation will issue fully paid Shares from treasury or will deliver the Cash Equivalent, net of such deductions, to the Participant (or in the case of death, the particular Participant’s legal representative)~~, or, provided there is no Blackout Period in effect, the Corporation shall have the Trustee acquire Shares in the open market on behalf of the Participant. If Shares are to be acquired on the open market, on or before the Participant’s Entitlement Date the Corporation shall notify the Trustee of the number of Shares of the Corporation to be purchased by the Trustee on the Participant’s behalf and the Trustee will purchase such Shares as soon as practical thereafter; provided that such Shares will be delivered no later than the December 31 of the third calendar year after the grant.~~ .

3.6          For greater certainty, no amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement and no additional Share Units will be granted to a Participant to compensate the Participant for any downward fluctuations in the price of a Share following the Grant Date, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such a purpose.  The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund the benefits that will be provided under this Plan.

3.7          Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter to the Participant from the Corporation.  Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board ~~deems~~or its delegate pursuant to Section 2.5 deem appropriate for inclusion in a Share Unit grant letter.  The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.8          Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant~~. The Board shall also determine whether the Shares subject to a Share Unit Award shall have any further restrictions~~, provided that no ~~restriction~~amendment shall cause the Entitlement Date to be later than December 31 of the third calendar year following the calendar year in which the ~~Grant Date occurred in respect of the~~services corresponding to such Share Unit Award were performed or such ~~longer~~other period as may be permitted under paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act~~,~~ (Canada) or other applicable provisions thereof~~, so as to ensure that the Plan is not considered to be a salary deferral arrangement~~.

3.9          The Board or its delegate pursuant to Section 2.5 shall establish criteria for the grant of Share Units to Eligible Directors and Eligible Employees.

3.10        In the event of a Change of Control, pursuant to the provisions of Section 1.1G(i), (iii), (iv) or (v) (with respect to (v), if the Board has adopted a resolution that a Change of Control has occurred) and the Participant ceases to be an Eligible Director or an Eligible Employee prior to the 12 month anniversary of such Change of Control other than in connection with a termination for cause or Resignation, all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

3.11        In the event of a Change in Control pursuant to the provisions of Section 1.1G(ii), all Share Units outstanding shall immediately vest and the Entitlement Date shall occur.

ARTICLE 4

WITHHOLDING TAXES

4.1          ~~The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment or delivery of Shares or cash made under this Plan.~~A Participant shall be solely responsible for all federal, provincial, state and local taxes resulting from his or her participation in the Plan.  In this regard, the Corporation or its Affiliates shall be able to deduct from any payments hereunder (whether in the form of Shares or cash) or from any other remuneration otherwise payable to a Participant any taxes that are required to be withheld and remitted or to require the Participant, as a condition to receiving entitlements under the Plan, to make arrangements satisfactory to the Corporation or its Affiliates to enable the Corporation or its Affiliates to satisfy its withholding obligations.  Each Participant agrees to indemnify and save the Corporation or its Affiliates harmless from any and all amounts payable or incurred by the Corporation or its Affiliates if it is subsequently determined that any greater amount should have been withheld in respect of taxes or any other statutory withholding.

ARTICLE 5

GENERAL

5.1          This Plan shall be effective upon receiving requisite regulatory and shareholder approvals.  This Plan shall remain in effect until it is terminated by the Board.

5.2          The Board in its sole discretion may suspend, terminate or discontinue this Plan at any time without first obtaining shareholder approval, provided that such discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan.

5.3          The Board, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion, may make the following amendments to this Plan:

(a)           amendments of a housekeeping nature;

(b)           the addition or a change to the vesting provisions of this Plan;

(c)           a change to the termination provisions of a Share Unit or this Plan;

(d)           amendments to reflect changes to applicable securities laws; and

(e)           amendments to ensure that the Share Units granted under this Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Share Unit has been granted may from time to time be resident or a citizen.

The Board shall seek shareholder and regulatory approval for any other amendments to this Plan.

5.4          Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

5.5          No holder of any Share Units shall have any rights as a shareholder of the Corporation by virtue of such holder’s ownership of Share Units.  Without limitation, subject to Sections 3.3 and 5.7, no holder of any Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

5.6          Nothing in this Plan shall confer on any Eligible Director or Eligible Employee the right to continue as a director of the Corporation or any Affiliate, an officer of the Corporation or any Affiliate or an employee of the Corporation or any Affiliate, as the case may be, or interfere with right to remove such director, officer and/or employee. Nothing contained in this Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

5.7          In the event there is any change in the Shares, whether by reason of a stock split, consolidation, subdivision, reclassification or otherwise, the Board may make an appropriate adjustment in the number of Share Units credited to a Participant.  If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded.  Any determinations by the Board as to such required adjustments shall be made in its sole discretion.  All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

5.8          In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a subsequent acquisition and where consideration is paid in whole or in part in equity securities of the offeror, the Board may send notice to all holders of Share Units requiring them to surrender their Share Units within 10 days of the mailing of such notice, and the holders of Share Units shall be deemed to have surrendered such Share Units on the 10th day after the mailing of such notice without further formality, provided that:

(a)           the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement share awards to the holders of Share Units in respect of the securities of such offeror;

(b)           the Board has determined, in good faith, that such replacement share awards have substantially the same economic value as the Share Units being surrendered having regard for the consideration paid by such offeror; and

(c)           the surrender of Share Units and the granting of replacement share awards can be effected on a tax deferred basis under the Income Tax Act (Canada).

5.9          Neither the establishment of the Plan, the crediting of Share Units or the setting aside of any funds by the Corporation shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan shall remain in the Corporation and no Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of the Corporation present or future. Amounts payable to any Participant under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Participant to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

5.10        The Corporation makes no representation or warranty as to the future market value of any Shares or Share Units issued in accordance with the provisions of this Plan.

5.11        If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.12        This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

SCHEDULE “B”
LTEP RESOLUTION

The text of the ordinary resolution, subject to such amendments, variations or additions as may be approved at the Meeting is set out as follows:

BE IT RESOLVED that the Long Term Equity Plan (“LTEP”) of HudBay Minerals Inc. (the “Corporation”) be amended and restated in the form attached as Schedule “A” to this Circular, which amendments, among other things increase the aggregate number of Shares (as defined in the LTEP) that may be issued from treasury in connection with the LTEP from 1,000,000 to 3,000,000 Shares and authorizes the Chief Executive Officer of the Corporation to grant Share Units Awards (as defined in the LTEP) to certain Participants (as defined in the LTEP), provided that (i) any such grants must be reported to the Compensation Committee of the Board of Directors at the next meeting of such committee; (ii) any such grants that are inconsistent with the Corporation’s compensation policies applicable to Participant’s below the Vice President level or the Corporation’s past compensation practices must be pre-approved by the Chair of the Compensation Committee; and (iii) that the authority delegated to the Chief Executive Officer may be withdrawn by the Compensation Committee or Board of Directors at any time.

SCHEDULE “C”
CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

HUDBAY MINERALS INC.
(the “Company”)

CORPORATE GOVERNANCE GUIDELINES

INTRODUCTION

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders.  The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

GUIDELINES

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company.  In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors.  The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 10 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

Selection of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•      judgment, character, expertise, skills and knowledge useful to the oversight of the Company’s business,

•      diversity of viewpoints, backgrounds, experiences and other demographics,

•      business or other relevant experience, and

•      the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that is appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors.  If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director will be expected to promptly tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors.  The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer.  Within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release.  Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation.  This process applies only in circumstances involving an “uncontested” election of directors — where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting.  If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age limit for service on the Board. Instead, the Board will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter.  Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.  The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•      Conduct an annual self-evaluation ; and

•      Periodically review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine.  The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution.  Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice.  The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine.  The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise.  Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting.  All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee.  Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer.  Directors are expected to achieve this level of ownership within five years from the date they become directors.  Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement.  If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.  For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance.  All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings.  Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director.  Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships.  Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees.  All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors.  All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors.  In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Schedule 1

HUDBAY MINERALS INC.
(the “Company”)

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company.  The Board of Directors shall:

•                  Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan.  During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•                  Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•                  Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•                  Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•                  Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•                  Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•                  Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to:  select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators.  The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence.  A copy of those standards is attached as Appendix A.  The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so.  The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee.  The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate.  Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

HUDBAY MINERALS INC.
(the “Company”)

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company.  The Board of Directors has determined that:

1.              A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.              Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•                  Employment:  Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate2 of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•                  Direct Compensation:  Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)3 ;

•                  Auditor Relationship.  Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm

1  A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2  A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise).  An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3  Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment.  Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

A-1

but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•                  Material Commercial Relationship.  Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group;

•                  Cross-Compensation Committee Link.  Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•                  Material Association.  Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

A-2